UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes   ☐    No   ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes   ☐     No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 26, 2020	By	/s/ Srinivasan Vaidyanathan
	Name:	Srinivasan Vaidyanathan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six months periods ended September 30, 2018 and 2019.

Exhibit I

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2019		September 30, 2019 (unaudited)		September 30, 2019 (unaudited)
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	734,872.6	Rs.	727,055.5	US$	10,292.4
Investments held for trading, at fair value		265,516.1		205,919.1		2,915.0
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,634,673.3 and Rs.1,502,235.2 (US$ 21,266.1), as of March 31, 2019 and September 30, 2019, respectively]		2,633,348.4		2,871,441.1		40,648.9
Securities purchased under agreements to resell		76,213.5		523.0		7.4
Loans [net of allowance of Rs. 148,232.0 and Rs. 170,180.9 (US$ 2,409.2), as of March 31, 2019 and September 30, 2019, respectively]		8,963,232.6		9,520,431.2		134,773.9
Accrued interest receivable		93,031.7		100,889.9		1,428.2
Property and equipment, net		43,187.8		44,615.3		631.6
Intangible assets, net		—		0.0		0.0
Goodwill		74,937.9		74,937.9		1,060.8
Other assets		395,733.0		417,112.7		5,905.1

Total assets	Rs.	13,280,073.6	Rs.	13,962,925.7	US$	197,663.3

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	7,804,717.5	Rs.	8,846,250.8	US$	125,230.1
Non-interest-bearing deposits		1,420,309.4		1,361,915.0		19,279.7

Total deposits		9,225,026.9		10,208,165.8		144,509.8
Securities sold under repurchase agreements		174,000.0		41,850.0		592.4
Short-term borrowings		654,058.0		427,236.3		6,048.1
Accrued interest payable		79,372.5		84,393.7		1,194.7
Long-term debt		1,044,553.0		953,447.3		13,497.3
Accrued expenses and other liabilities		467,438.6		513,789.1		7,273.3

Total liabilities	Rs.	11,644,449.0	Rs.	12,228,882.2	US$	173,115.6

Commitments and contingencies (see note 16)
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,446,613,220 shares and 5,470,763,894 shares, as of March 31, 2019 and September 30, 2019, respectively	Rs.	5,446.6	Rs.	5,470.8	US$	77.4
Additional paid-in capital		739,763.6		753,976.6		10,673.5
Retained earnings		587,235.2		607,519.3		8,600.3
Statutory reserve		288,321.1		319,061.0		4,516.7
Accumulated other comprehensive income (loss)		11,808.8		44,811.3		634.4

Total HDFC Bank Limited shareholders’ equity		1,632,575.3		1,730,839.0		24,502.3
Noncontrolling interest in subsidiaries		3,049.3		3,204.5		45.4
Total shareholders’ equity		1,635,624.6		1,734,043.5		24,547.7

Total liabilities and shareholders’ equity	Rs.	13,280,073.6	Rs.	13,962,925.7	US$	197,663.3

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six months ended September 30,
	2018		2019		2019
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	385,980.1	Rs.	473,625.0	US$	6,704.8
Trading securities		4,428.4		4,900.2		69.4
Available for sale debt securities		92,277.1		98,527.7		1,394.8
Other		8,662.1		9,224.4		130.6

Total interest and dividend revenue		491,347.7		586,277.3		8,299.6

Interest expense:
Deposits		195,383.9		245,731.5		3,478.6
Short-term borrowings		15,280.4		14,903.7		211.0
Long-term debt		42,953.3		43,384.6		614.2
Other		28.5		62.5		0.9

Total interest expense		253,646.1		304,082.3		4,304.7

Net interest revenue		237,701.6		282,195.0		3,994.9
Provision for credit losses		36,854.3		53,782.8		761.4

Net interest revenue after provision for credit losses		200,847.3		228,412.2		3,233.5
Non-interest revenue, net:
Fees and commissions		61,886.8		75,477.0		1,068.5
Trading securities gain/(loss), net		61.8		689.8		9.8
Realized gain/(loss) on sales of available for sale debt securities, net		846.0		4,436.3		62.8
Other than temporary impairment losses on available for sale debt securities		(1,074.0)		(2.0)		—
Foreign exchange transactions		(10,471.2)		9,878.3		139.8
Derivatives gain/(loss), net		17,464.2		238.7		3.4
Other, net		3,656.5		(150.3)		(2.1)

Total non-interest revenue, net		72,370.1		90,567.8		1,282.2

Total revenue, net		273,217.4		318,980.0		4,515.7

Non-interest expense:
Salaries and staff benefits		49,860.3		62,318.1		882.2
Premises and equipment		14,766.2		15,588.0		220.7
Depreciation and amortization		5,477.6		6,570.6		93.0
Administrative and other		47,875.0		61,653.2		872.8
Amortization of intangible assets		0.5		0.0		0.0

Total non-interest expense		117,979.6		146,129.9		2,068.7

Income before income tax expense		155,237.8		172,850.1		2,447.0
Income tax expense		54,456.8		55,739.7		789.1

Net income before noncontrolling interest	Rs.	100,781.0	Rs.	117,110.4	US$	1,657.9
Less: Net income attributable to shareholders of noncontrolling interest		153.9		136.2		1.9

Net income attributable to HDFC Bank Limited	Rs.	100,627.1	Rs.	116,974.2	US$	1,656.0

Per share information:
Earnings per equity share—basic	Rs.	19.05		Rs.21.42	US$	0.30
Earnings per equity share—diluted	Rs.	18.84		Rs.21.26	US$	0.29
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	57.15		Rs.64.26	US$	0.90
Earnings per ADS—diluted	Rs.	56.52		Rs.63.78	US$	0.87

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six months ended September 30,
	2018		2019	2019
	(In millions, except share and per share amounts)
Net income before noncontrolling interest	Rs.	100,781.0	Rs.117,110.4	US$	1,657.9
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (694.8) and Rs. (14.0), as of September 30, 2018 and September 30, 2019, respectively]		1,293.6	544.6		7.7
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. 15,381.8 and Rs. (9,709.9), as of September 30, 2018 and September 30, 2019, respectively]		(28,365.0)	35,019.8		495.8
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 747.8 and Rs. 861.7, as of September 30, 2018 and September 30, 2019, respectively]		(1,392.3)	(2,561.9)		(36.3)

Other comprehensive income, net of tax		(28,463.7)	33,002.5		467.2
Total comprehensive income		72,317.3	150,112.9		2,125.1
Less: Comprehensive income attributable to shareholders of noncontrolling interest		153.9	136.2		1.9

Comprehensive income attributable to HDFC Bank Limited	Rs.	72,163.4	Rs. 149,976.7	US$	2,123.2

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended September 30,
	2018		2019	2019
			(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	100,781.0	Rs. 117,110.4	US$	1,657.9
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		36,854.3	53,782.8		761.4
Depreciation and amortization		5,477.6	6,570.6		93.0
Amortization of intangible assets		0.5	—		—
Amortization of deferred customer acquisition costs and fees		5,176.6	6,059.4		85.8
Amortization of premium (discount) on investments		2,041.6	1,873.1		26.5
Other than temporary impairment losses on available for sale debt securities		1,074.0	2.0		—
Deferred tax benefit		(4,943.6)	5,296.8		74.9
Other gains, net		(1,557.8)	257.2		3.6
Share-based compensation expense		2,026.5	2,916.0		41.3
Net realized (gain) loss on sale of available for sale debt securities		(846.0)	(4,436.3)		(62.8)
(Gain) loss on disposal of property and equipment, net		(44.7)	106.2		1.5
Unrealized exchange (gain) loss		(2,025.9)	3,009.0		42.6
Net change in:
Investments held for trading		(6,458.9)	63,254.8		895.5
Accrued interest receivable		(14,549.4)	(7,790.9)		(110.3)
Other assets		(127,542.3)	(39,212.1)		(555.1)
Accrued interest payable		12,937.1	4,973.0		70.4
Accrued expense and other liabilities		98,806.7	43,405.4		614.5

Net cash provided by operating activities		107,207.3	257,177.4		3,640.7

Cash flows from investing activities:
Term placements		8,891.8	1,006.5		14.2
Activity in available for sale debt securities:
Purchases		(1,226,940.4)	(1,088,124.8)		(15,403.8)
Proceeds from sales		199,748.0	421,866.9		5,972.0
Maturities, prepayments and calls		449,933.4	475,121.2		6,726.0
Net change in repurchase agreements and reverse repurchase agreements		748,151.8	(56,459.5)		(799.3)
Loans purchased		(153,134.0)	(143,368.2)		(2,029.6)
Repayments on loans purchased		37,187.6	53,520.6		757.7
Increase in loans originated, net of principal collections		(764,200.7)	(519,222.4)		(7,350.3)
Additions to property and equipment		(7,921.7)	(8,018.3)		(113.5)
Proceeds from sale or disposal of property and equipment		104.8	90.1		1.3
Activity in equity securities		—	(146.2)		(2.1)

Net cash used in investing activities		(708,179.4)	(863,734.1)		(12,227.4)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	Six months ended September 30,
	2018		2019		2019
			(In millions)
Cash flows from financing activities:
Net increase in deposits		423,991.5		976,176.1		13,819.0
Net increase (decrease) in short-term borrowings		(179,528.8)		(227,189.2)		(3,216.2)
Purchase of subsidiary shares from noncontrolling interest		—		—		—
Proceeds from issue of shares by a subsidiary to noncontrolling interests		—		32.0		0.5
Proceeds from issuance of long-term debt		173,987.9		128,174.2		1,814.5
Repayment of long-term debt		(83,272.3)		(225,815.4)		(3,196.7)
Proceeds from issuance of equity shares for options exercised		16,028.1		11,308.2		160.1
Proceeds from issuance of equity shares (net of issuance cost)		235,896.2		—		—
Payment of dividends and dividend tax		(40,821.4)		(65,950.2)		(933.6)

Net cash provided by financing activities		546,281.2		596,735.7		8,447.6

Effect of exchange rate changes on cash and due from banks, and restricted cash		6,412.3		2,003.9		28.4
Net change in cash and due from banks, and restricted cash		(48,278.6)		(7,817.1)		(110.7)
Cash and due from banks, and restricted cash, beginning of year		574,151.0		734,872.6		10,403.1

Cash and due from banks, and restricted cash, end of year	Rs.	525,872.4	Rs.	727,055.5	US$	10,292.4

Supplementary cash flow information:
Interest paid	Rs.	240,491.3	Rs.	299,061.1	US$	4,233.6
Income taxes paid, net of refunds	Rs.	57,568.7	Rs.	67,287.3	US$	952.5
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	611.6	Rs.	1,240.3	US$	17.6

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2018	5,190,180,534	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Adjustment to Other Comprehensive Income (loss)							268.0				(268.0)		—				—
Shares issued in public offering	208,888,078		208.9		235,687.3								235,896.2				235,896.2
Shares issued upon exercise of options	35,283,762		35.3		15,992.8								16,028.1				16,028.1
Share-based compensation					2,026.5								2,026.5				2,026.5
Dividends, including dividend tax							(40,821.4)						(40,821.4)				(40,821.4)
Transfer to statutory reserve							(1,010.7)		1,010.7				—				—
Net income							100,627.1						100,627.1		153.9		100,781.0
Net change in accumulated other comprehensive income											(28,463.7)		(28,463.7)				(28,463.7)
Balance at September 30, 2018	5,434,352,374	Rs.	5,434.4	Rs.	730,277.0		Rs.521,939.2	Rs.	234,334.2	Rs.	(32,528.4)	Rs.	1,459,456.4	Rs.	2,483.6	Rs.	1,461,940.0

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Shares issued upon exercise of options	24,150,674		24.2		11,284.0								11,308.2				11,308.2
Share-based compensation					2,916.0								2,916.0				2,916.0
Dividends, including dividend tax							(65,950.2)						(65,950.2)				(65,950.2)
Change in ownership interest in subsidiary					13.0								13.0		(13.0)		—
Shares issued to noncontrolling interest													—		32.0		32.0
Transfer to statutory reserve							(30,739.9)		30,739.9				—				—
Net income							116,974.2						116,974.2		136.2		117,110.4
Net change in accumulated other comprehensive income											33,002.5		33,002.5				33,002.5
Balance at September 30, 2019	5,470,763,894	Rs.	5,470.8	Rs.	753,976.6	Rs.	607,519.3	Rs.	319,061.0	Rs.	44,811.3	Rs.	1,730,839.0	Rs.	3,204.5	Rs.	1,734,043.5
Balance at September 30, 2019	5,470,763,894	US$	77.4	US$	10,673.5	US$	8,600.3	US$	4,516.7	US$	634.4	US$	24,502.3	US$	45.4	US$	24,547.7

*

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 31, 2019.

1. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary. All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation, unrecognized tax benefits and impairment assessment of goodwill.

d. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”).

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its unallocated allowance for retail loans based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

The Bank establishes specific allowances for each impaired wholesale loan customer, in the aggregate, for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of impairment.

e. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year. On September 20, 2019, India Taxation Laws (Amendment) Ordinance, 2019, was promulgated, which provided domestic companies with an option to pay income tax at the rate of 22 percent (hitherto 30 percent) provided they do not claim certain deductions under the Income Tax Act with effect from the financial year 2019-20 (ie. assessment year 2020-21). The Bank has accounted for the effect of this change in the income tax rate using reasonable estimates based on currently available information and its interpretations thereof.

f. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease accounting

The Banks’s lessee arrangements consist of operating leases. The Bank records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in other assets on the Consolidated Balance Sheets, and the related lease liabilities are reported in accrued expenses and other liabilities. All leases with an initial term of exceeding 12 months are recorded on the consolidated balance sheet. Lease expense is recognized on a straight-line basis over the lease term and is recorded in non-interest expense- premises and equipment in the consolidated statements of income. The Bank made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives.

g. Recently adopted accounting standards

i. In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Previously, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. Lessor accounting is largely unchanged. The Bank adopted the FASB guidance effective April 1, 2019. For transition to the new guidance, the Bank elected several available practical expedients, including to not reassess the classification of its existing leases, any initial direct costs associated with the leases, or whether any existing contracts are or contain leases. In addition, the Bank elected not to provide a comparative presentation for fiscal 2019 and 2018. At adoption, the Bank recognized a lease liability and a corresponding ROU asset of approximately Rs. 60.8 billion on the Consolidated Balance Sheet related to its future lease payments as a lessee under operating leases. Adoption of the ASU did not have a material impact on the Consolidated Statement of Income. See note 16 for additional details.

ii. In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)—Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The Bank adopted the provisions of ASU 2017-08 effective April 1, 2019. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

iii. In June 2018, the FASB issued ASU No. 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. This update simplifies the accounting for share-based payment transactions for acquiring goods and services from nonemployees, applying some of the same requirements as employee share-based payment transactions. The ASU will not affect the accounting for share-based payment awards to nonemployee directors, which will continue to be treated as employee share-based transactions under the current standards. The Bank adopted the provisions of ASU 2018-07 effective April 1, 2019. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Recently issued accounting pronouncements not yet effective

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses are required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the credit risk for the Bank’s loan portfolios. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, the Bank does not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank has been assessing the key differences and gaps between its current allowance methodologies and models with those it is considering to use upon adoption. Key implementation initiatives have included model development and validation, data acquisition for model estimation and new disclosures, and the establishment of policies encompassing aspects of the standard. The said initiatives have required running parallel processes for establishing the functionality of the models, internal controls over estimation processes and other activities. The allowance methodologies and model to be adopted will be validated and tested, which is expected to be completed by fiscal 2020. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. At the date of adoption, the ASU may result in a negative adjustment to retained earnings. The ultimate impact will be dependent on the characteristics of the Bank’s portfolio at date of adoption as well as the macroeconomic conditions and forecasts as of that date. At this point in the implementation process the Bank is not able to provide a more precise estimate of the impact. In November 2018, the FASB issued ASU 2018-19 to clarify that receivables arising from operating leases are not within the scope of subtopic 326-20. Instead, impairment of receivables arising from operating leases are be accounted for in accordance with topic 842, leases.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted-average of significant observable inputs used to prospectively develop Level 3 fair value measurements. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2018, the FASB issued ASU No. 2018-15 “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software, regardless of whether they convey a license to the hosted software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by this ASU. The amendments are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. An entity has the option to apply amendments in the ASU either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement including improvements resulting from various Transition Resource Group (TRG) Meetings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The Bank is currently assessing the impact that ASU 2019-04 will have on its consolidated financial position or results of operations.

In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the balance sheet. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The Bank is currently assessing the impact that ASU 2019-05 will have on its consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the six months period ended September 30, 2019 have been translated into U.S. dollars at U.S.$1.00 = Rs. 70.64 as published by the Federal Reserve Board of New York on September 30, 2019. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

2. Cash and due from banks, and restricted cash

The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).

The cash and due from banks, and restricted cash consist of restricted cash of Rs. 383,503.0 million and Rs.471,332.7 million (US$ 6,672.3 million) as at March 31, 2019 and September 30, 2019, respectively.

3. Investments, held for trading

The portfolio of trading securities as of March 31, 2019 and September 30, 2019 was as follows:

	As of March 31, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	134,084.9	Rs.	163.2	Rs.	0.1	Rs.	134,248.0
Other corporate/financial institution securities		33,990.6		15.8		1.1		34,005.3

Total debt securities	Rs.	168,075.5	Rs.	179.0	Rs.	1.2	Rs.	168,253.3
Other securities (including mutual fund units)		96,935.6		327.2		—		97,262.8

Total	Rs.	265,011.1	Rs.	506.2	Rs.	1.2	Rs.	265,516.1

	As of September 30, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	82,502.3	Rs.	30.1	Rs.	26.3	Rs.	82,506.1
Other corporate/financial institution securities		500.0		—		2.1		497.9

Total debt securities	Rs.	83,002.3	Rs.	30.1	Rs.	28.4	Rs.	83,004.0
Other securities (including mutual fund units)		122,678.9		236.2		—		122,915.1

Total	Rs.	205,681.2	Rs.	266.3	Rs.	28.4	Rs.	205,919.1

Total	US$	2,911.6	US$	3.8	US$	0.4	US$	2,915.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Investments, available for sale debt securities

The portfolio of available for sale debt securities as of March 31, 2019 and September 30, 2019 was as follows:

	As of March 31, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,147,934.6	Rs.	21,881.4	Rs.	9,834.9	Rs.	2,159,981.1
State government securities		144,633.7		4,864.6		475.7		149,022.6
Government securities outside India		7,201.6		3.3		—		7,204.9
Credit substitutes		273,550.7		899.9		1,563.8		272,886.8
Other corporate/financial institution bonds		3,925.0		30.9		6.3		3,949.6

Debt securities, other than asset and mortgage-backed securities		2,577,245.6		27,680.1		11,880.7		2,593,045.0
Mortgage-backed securities		56.3		1.0		0.4		56.9
Asset-backed securities		38,827.1		165.0		122.2		38,869.9
Other securities (including mutual fund units)		1,376.3		0.3		—		1,376.6

Total	Rs.	2,617,505.3	Rs.	27,846.4	Rs.	12,003.3	Rs.	2,633,348.4

Securities with gross unrealized losses							Rs.	799,718.5
Securities with gross unrealized gains								1,833,629.9

							Rs.	2,633,348.4

	As of September 30, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,246,257.1	Rs.	47,602.5	Rs.	1,830.6	Rs.	2,292,029.0
State government securities		144,547.5		7,872.1		—		152,419.6
Government securities outside India		9,251.0		16.4		0.7		9,266.7
Credit substitutes		323,678.5		2,953.2		630.3		326,001.4
Other corporate/financial institution bonds		9,921.9		79.5		9.5		9,991.9

Debt securities, other than asset and mortgage-backed securities		2,733,656.0		58,523.7		2,471.1		2,789,708.6
Mortgage-backed securities		44.4		0.6		—		45.0
Asset-backed securities		79,191.0		1,161.7		65.8		80,286.9
Other securities (including mutual fund units)		1,400.5		0.1		—		1,400.6

Total	Rs.	2,814,291.9	Rs.	59,686.1	Rs.	2,536.9	Rs.	2,871,441.1

Total	US$	39,839.9	US$	844.9	US$	35.9	US$	40,648.9
Securities with gross unrealized losses							Rs.	358,553.5
Securities with gross unrealized gains								2,512,887.6
							Rs.	2,871,441.1

							US$	40,648.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 2,309,003.7 million and Rs. 2,444,448.6 million (US$ 34,604.3 million) as of March 31, 2019 and September 30, 2019, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,634,673.3 million as of March 31, 2019 and Rs. 1,502,235.2 million (US$ 21,266.1 million) as of September 30, 2019 were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 1,074.0 million and Rs. 2.0 million as other than temporary impairment for six months periods ended September 30, 2018 and September 30, 2019, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in debt securities as of September 30, 2019 are temporary in nature. As of March 31, 2019 and September 30, 2019, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2019 was as follows:

	As of March 31, 2019
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	—	Rs.	—	Rs.	568,759.0	Rs.	9,834.9	Rs.	568,759.0	Rs.	9,834.9
State government securities		—		—		27,415.5		475.7		27,415.5		475.7
Government securities outside India		—		—		—		—		—		—
Credit substitutes		17,996.3		88.1		165,700.5		1,475.7		183,696.8		1,563.8
Other corporate/financial institution bonds		—		—		2,117.6		6.3		2,117.6		6.3

Debt securities, other than asset and mortgage-backed securities		17,996.3		88.1		763,992.6		11,792.6		781,988.9		11,880.7
Mortgage-backed securities		—		—		45.7		0.4		45.7		0.4
Asset-backed securities		14,191.2		48.9		3,492.7		73.3		17,683.9		122.2
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	32,187.5	Rs.	137.0	Rs.	767,531.0	Rs.	11,866.3	Rs.	799,718.5	Rs.	12,003.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale debt securities at September 30, 2019 was as follows:

	As of September 30, 2019
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	112,075.4	Rs.	630.4	Rs.	199,301.2	Rs.	1,200.2	Rs.	311,376.6	Rs.	1,830.6
State government securities		—		—		—		—		—		—
Government securities outside India		1,775.7		0.7		—		—		1,775.7		0.7
Credit substitutes		1,017.2		42.9		29,005.7		587.4		30,022.9		630.3
Other corporate/financial institution bonds		916.6		1.2		2,197.4		8.3		3,114.0		9.5

Debt securities, other than asset and mortgage-backed securities		115,784.9		675.2		230,504.3		1,795.9		346,289.2		2,471.1
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		10,639.1		42.9		1,625.2		22.9		12,264.3		65.8
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	126,424.0	Rs.	718.1	Rs.	232,129.5	Rs.	1,818.8	Rs.	358,553.5	Rs.	2,536.9

Total	US$	1,789.7	US$	10.2	US$	3,286.1	US$	25.7	US$	5,075.8	US$	35.9

The contractual residual maturity of available for sale debt securities other than asset-and mortgage-backed securities as of September 30, 2019 is set out below:

	As of September 30, 2019
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	699,129.9	Rs.	701,497.3	US$	9,930.6
Over one year through five years		698,858.2		715,376.8		10,127.1
Over five years through ten years		943,228.6		966,383.9		13,680.4
Over ten years		392,439.3		406,450.6		5,753.8

Total	Rs.	2,733,656.0	Rs.	2,789,708.6	US$	39,491.9

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of September 30, 2019 is set out below:

	As of September 30, 2019
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	30,465.6	Rs.	30,891.3	US$	437.3
Over one year through five years		47,062.6		48,025.2		679.9
Over five years through ten years		851.3		1,328.1		18.8
Over ten years		855.9		87.3		1.2

Total	Rs.	79,235.4	Rs.	80,331.9	US$	1,137.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Six months ended September 30,
	2018		2019		2019
			(In millions)
Gross realized gains on sale	Rs.	1,361.4	Rs.	4,549.0	US$	64.5
Gross realized losses on sale		(515.4)		(112.7)		(1.7)

Realized gains (losses), net		846.0		4,436.3		62.8
Dividends and interest		92,277.1		98,527.7		1,394.8

Total	Rs.	93,123.1	Rs.	102,964.0	US$	1,457.6

5. Investments, held to maturity

There were no HTM securities as of March 31, 2019 and September 30, 2019.

6. Loans

Loan balances include Rs. 780,869.5 million and Rs. 253,847.8 million (US$ 3,593.5 million) as of March 31, 2019 and September 30, 2019, respectively, which have been provided as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2019 and September 30, 2019 were as follows:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Retail loans:
Auto loans	Rs.	951,744.2	Rs.	936,973.0	US$	13,264.1
Personal loans/Credit cards		1,538,107.4		1,706,843.0		24,162.6
Retail business banking		1,478,317.8		1,585,251.0		22,441.3
Commercial vehicle and construction equipment finance		746,288.0		748,222.0		10,592.0
Housing loans		513,771.6		600,339.0		8,498.6
Other retail loans		1,009,674.6		1,011,040.0		14,312.6

Subtotal	Rs.	6,237,903.6	Rs.	6,588,668.0	US$	93,271.2
Wholesale loans	Rs.	2,873,561.0	Rs.	3,101,944.1	US$	43,911.9

Gross loans		9,111,464.6		9,690,612.1		137,183.1
Less: Allowance for credit losses		148,232.0		170,180.9		2,409.2

Total	Rs.	8,963,232.6	Rs.	9,520,431.2	US$	134,773.9

Gross loans analyzed by performance are as follows:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Performing	Rs.	8,971,042.1	Rs.	9,528,895.2	US$	134,893.8
Impaired		140,422.5		161,716.9		2,289.3

Total gross loans	Rs.	9,111,464.6	Rs.	9,690,612.1	US$	137,183.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2019 and September 30, 2019.

	As of March 31, 2019
	31-90 days past due		Impaired / 91 days or more past due		Current 1,2		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,807.0	Rs.	13,606.7	Rs.	933,330.5	Rs.	951,744.2
Personal loans/Credit card		11,520.2		15,781.5		1,510,805.7		1,538,107.4
Retail business banking		9,087.9		29,945.0		1,439,284.9		1,478,317.8
Commercial vehicle and construction equipment finance		9,225.0		11,254.9		725,808.1		746,288.0
Housing loans		784.9		2,157.1		510,829.6		513,771.6
Other retail		9,480.1		29,523.6		970,670.9		1,009,674.6
Wholesale loans		202.9		38,153.7		2,835,204.4		2,873,561.0

Total	Rs.	45,108.0	Rs.	140,422.5	Rs.	8,925,934.1	Rs.	9,111,464.6

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 34.0 billion.

	As of September 30, 2019
	31-90 days past due		Impaired / 91 days or more past due		Current 1,2		Total
	(In millions)
Retail Loans
Auto loans	Rs.	6,729.9	Rs.	15,520.9	Rs.	914,722.2	Rs.	936,973.0
Personal loans/Credit card		13,554.8		16,804.4		1,676,483.8		1,706,843.0
Retail business banking		10,630.8		34,316.2		1,540,304.0		1,585,251.0
Commercial vehicle and construction equipment finance		22,986.4		19,643.2		705,592.4		748,222.0
Housing loans		2,182.3		2,169.3		595,987.4		600,339.0
Other retail		7,911.2		33,149.3		969,979.5		1,011,040.0
Wholesale loans		2,119.8		40,113.6		3,059,710.7		3,101,944.1

Total	Rs.	66,115.2	Rs.	161,716.9	Rs.	9,462,780.0	Rs.	9,690,612.1

Total	US$	936.0	US$	2,289.3	US$	133,957.8	US$	137,183.1

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 32.9 billion.

The Bank has a credit risk mitigating/monitoring mechanism which is comprised of target market definitions, credit approval process, post-disbursement monitoring and remedial management procedures.

For wholesale credit risk in addition to the credit approval process the Bank has an approved framework for the review and approval of credit ratings. Credit Policies and Procedures articulate credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. These are reviewed in detail at annual or more frequent intervals. To ensure adequate diversification of risk, concentration limits have been set up in terms of borrower/business group, industry and risk grading.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For retail credit, the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

The amount of purchased financing receivables outstanding as of March 31, 2019 and September 30, 2019 is Rs. 514,756.0 and Rs. 604,603.6, respectively.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2019 and as of September 30, 2019 is given below:

	As of March 31, 2019
	Auto loans		Personal loans/ Credit card	Retail business banking		Commercial vehicle and Construction equipment finance	Housing loans	Other retail		Total
	(In millions)
Performing	Rs.	938,137.5	Rs. 1,522,325.9	Rs.	1,448,372.8	Rs. 735,033.1	Rs. 511,614.5	Rs.	980,151.0	Rs.	6,135,634.8
Impaired		13,606.7	15,781.5		29,945.0	11,254.9	2,157.1		29,523.6		102,268.8

Total	Rs.	951,744.2	Rs. 1,538,107.4	Rs.	1,478,317.8	Rs. 746,288.0	Rs. 513,771.6	Rs.	1,009,674.6	Rs.	6,237,903.6

	As of September 30, 2019
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	921,452.1	Rs.	1,690,038.6	Rs.	1,550,934.8	Rs.	728,578.8	Rs.	598,169.7	Rs.	977,890.7	Rs.	6,467,064.7
Impaired		15,520.9		16,804.4		34,316.2		19,643.2		2,169.3		33,149.3		121,603.3

Total	Rs.	936,973.0	Rs.	1,706,843.0	Rs.	1,585,251.0	Rs.	748,222.0	Rs.	600,339.0	Rs.	1,011,040.0	Rs.	6,588,668.0

Total	US$	13,264.1	US$	24,162.6	US$	22,441.3	US$	10,592.0	US$	8,498.6	US$	14,312.6	US$	93,271.2

Wholesale Loans

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Wholesale loans that are not impaired are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	2,834,466.7	Rs.	3,044,340.0	US$	43,096.5
Labeled		940.6		17,490.5		247.5
Impaired		38,153.7		40,113.6		567.9

Total	Rs.	2,873,561.0	Rs.	3,101,944.1	US$	43,911.9

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2019 and September 30, 2019.

	As of March 31, 2019
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	13,606.7	Rs.	13,606.7	Rs.	6,169.0	Rs.	11,120.6	Rs.	13,606.7
Personal loans/Credit card		15,781.5		15,781.5		9,694.0		12,966.2		15,781.5
Retail business banking		29,945.0		29,945.0		21,595.3		27,746.1		29,945.0
Commercial vehicle and construction equipment finance		11,254.9		11,254.9		6,544.8		9,111.5		11,254.9
Housing loans		2,157.1		2,157.1		1,105.2		2,028.3		2,157.1
Other retail		29,523.6		29,523.6		20,441.5		26,114.0		29,523.6
Wholesale loans		38,153.7		38,153.7		20,233.2		35,483.3		38,153.7

Total	Rs.	140,422.5	Rs.	140,422.5	Rs.	85,783.0	Rs.	124,570.0	Rs.	140,422.5

	As of September 30, 2019
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	15,520.9	Rs.	15,520.9	Rs.	7,421.6	Rs.	14,563.8	Rs.	15,520.9
Personal loans/Credit card		16,804.4		16,804.4		9,652.2		16,293.0		16,804.4
Retail business banking		34,316.2		34,316.2		23,738.7		32,130.6		34,316.2
Commercial vehicle and construction equipment finance		19,643.2		19,643.2		9,277.4		15,449.1		19,643.2
Housing loans		2,169.3		2,169.3		1,118.5		2,163.2		2,169.3
Other retail		33,149.3		33,149.3		21,915.5		31,336.5		33,149.3
Wholesale loans		40,113.6		40,113.6		23,530.1		39,133.7		40,113.6

Total	Rs.	161,716.9	Rs.	161,716.9	Rs.	96,654.0	Rs.	151,069.9	Rs.	161,716.9

Total	US$	2,289.3	US$	2,289.3	US$	1,368.3	US$	2,138.6	US$	2,289.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans by industry as of March 31, 2019 and September 30, 2019 are as follows:

	As of March 31, 2019
	(In millions)
Gross impaired loans by industry:
— Consumer Loans	Rs.	22,513.7
— Agriculture Production—Food		18,915.0
—Wholesale Trade- Non Industrial		15,856.7
—Food and Beverage		8,577.3
—Retail Trade		7,767.0
—Others (none greater than 5% of impaired loans)		66,792.8

Total	Rs.	140,422.5

	As of September 30, 2019
	(In millions)
Gross impaired loans by industry:
— Consumer Loans	Rs.	25,127.5	US$	355.7
— Agriculture Production—Food		21,154.2		299.5
—Wholesale Trade- Non Industrial		15,401.2		218.0
—Road Transportation		11,052.7		156.5
—Retail Trade		9,160.9		129.7
—Food and Beverage		9,037.9		127.9
—Others (none greater than 5% of impaired loans)		70,782.5		1,002.0

Total	Rs.	161,716.9	US$	2,289.3

Summary information relating to impaired loans during the fiscal year ended March 31, 2019 and for the six month period ended September 30, 2019 is as follows:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
Average impaired loans, net of allowance	Rs.	50,378.2	Rs.	59,851.2	US$	847.3
Interest income recognized on impaired loans	Rs.	6,994.7	Rs.	6,286.7	US	$89.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2019 are as follows:

	As of March 31, 2019
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2
Write-offs		(9,155.3)		(25,197.0)		(6,665.5)		(4,812.8)		(93.3)		(5,652.0)		(1,755.7)		—		—		(53,331.6)
Net allowance for credit losses*		11,642.1		28,708.4		9,551.4		6,551.5		224.1		13,170.7		6,665.9		10,793.7		1,748.6		89,056.4
Allowance for credit losses, end of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	20,233.2	Rs.	—	Rs.	—	Rs.	20,233.2
Allowance collectively evaluated for impairment		6,169.0		9,694.0		21,595.3		6,544.8		1,105.2		20,441.5		—		52,941.1		9,507.9		127,998.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		38,153.7		—		—		38,153.7
Loans collectively evaluated for impairment		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		—		6,135,634.8		2,835,407.3		9,073,310.9

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 16,777.1 million. Recoveries from retail loans is Rs. 16,590.9 million and from wholesale loans is Rs. 186.2 million.

Allowances for credit losses as of September 30, 2019 are as follows:

	As of September 30, 2019
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0	US$	2,098.4
Write-offs		(5,618.8)		(20,098.8)		(3,793.5)		(3,673.2)		(85.3)		(6,990.3)		(1,840.7)		—		—		(42,100.6)		(596.0)
Net allowance for credit losses*		6,871.4		20,057.0		5,936.9		6,405.8		98.6		8,464.3		5,137.6		9,354.2		1,723.7		64,049.5		906.8
Allowance for credit losses, end of the period	Rs.	7,421.6	Rs.	9,652.2	Rs.	23,738.7	Rs.	9,277.4	Rs.	1,118.5	Rs.	21,915.5	Rs.	23,530.1	Rs.	62,295.3	Rs.	11,231.6	Rs.	170,180.9	US$	2,409.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	23,530.1	Rs.	—	Rs.	—	Rs.	23,530.1	US$	333.2
Allowance collectively evaluated for impairment		7,421.6		9,652.2		23,738.7		9,277.4		1,118.5		21,915.5		—		62,295.3		11,231.6		146,650.8		2,076.0
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		40,113.6		—		—		40,113.6		567.9
Loans collectively evaluated for impairment		15,520.9		16,804.4		34,316.2		19,643.2		2,169.3		33,149.3		—		6,467,064.7		3,061,830.5		9,650,498.5		136,615.2

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 10,266.7 million (US$ 145.3 million). Recoveries from retail loans is Rs. 10,227.6 million and from wholesale loans is Rs. 39.1 million.

The unallocated allowance is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled debt restructuring (TDR)

When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible.

The following table summarizes the Bank’s TDR modifications during the fiscal year ended March 31, 2019 and six months period ended September 30, 2019 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2019
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2019 comprised of one case.

	Six months period ended September 30, 2019
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	69.8	Rs.	—	Rs.	69.8	Rs.	—	Rs.	—	Rs.	0.1
Wholesale loans		—		—		—		—		—

Total (4)	Rs.	69.8	Rs.	—	Rs.	69.8	Rs.	—	Rs.	—	Rs.	0.1

Total (4)	US$	1.0	US$	—	US$	1.0	US$	—	US$	—	US$	—

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the six months period ended September 30, 2019 comprised of one case.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

	As of September 30, 2019
	recorded investments
	(In millions)
Retail loans:
Retail business banking	Rs.	17.9
Commercial vehicle and construction equipment finance		—
Wholesale loans		—

Total	Rs.	17.9

Total	US$	0.3

7. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,060.8 million) for the fiscal year ended March 31, 2019 and six months period ended September 30, 2019. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2019 and September 30, 2019:

	As of March 31, 2019						As of September 30, 2019
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		543.0		—		543.0		543.0		—		—

Total	Rs.	16,002.0	Rs.	16,002.0	Rs.	—	Rs.	16,002.0	Rs.	16,002.0	Rs.	—	US$	—

The aggregate amortization charged for the six-months period ended September 30, 2018 and September 30, 2019 was Rs. 0.5 million, and nil, respectively.

The estimated amortization expense for intangible assets for each of the five succeeding 12-months period is nil.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2019 and September 30, 2019 comprised of the following:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Borrowed in the call market	Rs.	9,155.9	Rs.	17,169.9	US$	243.1
Term borrowings from institutions/banks		363,921.2		136,567.2		1,933.3
Foreign currency borrowings		280,980.9		273,499.2		3,871.7
Bills rediscounted		—		—		—

Total	Rs.	654,058.0	Rs.	427,236.3	US$	6,048.1

9. Long-term debt

Long-term debt as of March 31, 2019 and September 30, 2019 comprised of the following:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Subordinated debt	Rs.	211,320.0	Rs.	215,470.0	US$	3,050.3
Others		833,265.2		738,126.4		10,449.1
Less: Debt issuance cost		(32.2)		(149.1)		(2.1)

Total	Rs.	1,044,553.0	Rs.	953,447.3	US$	13,497.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2019 and September 30, 2019 and the related contractual rates and maturity dates:

	As of,
	March 31, 2019				September 30, 2019
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2021-2029	7.56% to 10.20%	Rs.	128,315.8	2021 - 2030	7.56% to 10.20%	Rs.	131,459.6	US$	1,861.0
Perpetual debt	2023-2029	8.85% to 9.40%		82,997.9	2023 - 2030	8.85% to 9.70%		83,982.1		1,188.9
Others*
Variable rate—(1)	2020-2022	3.30% to 3.88%		36,288.8	2021 - 2022	3.30% to 3.88%		15,938.2		225.6
Variable rate—(2)	2020-2024	8.25% to 10.05%		116,615.2	2020 - 2024	6.90% to 9.20%		122,996.3		1,741.2
Fixed rate—(1)	2020-2029	4.60% to 9.56%		680,335.3	2020 - 2030	4.60% to 9.56%		599,071.1		8,480.6

Total			Rs.	1,044,553.0			Rs.	953,447.3	US$	13,497.3

*	Variable rate (1) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, T-bill rates, Marginal cost of funds-based lending rates (MCLR), among others.

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2019
	(In millions)
Due in fiscal year ending March 31:
Remaining 2020	Rs.	64,760.9	US$	916.8
2021		209,812.4		2,970.2
2022		130,124.7		1,842.1
2023		106,028.1		1,501.0
2024		20,050.0		283.8
Thereafter		338,689.1		4,794.6

Total (1)	Rs.	869,465.2	US$	12,308.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 83,982.1 million (net of debt issuance cost).

During the six-month period ended September 30, 2019 the Bank issued subordinated debt amounting to Rs. 3,150.0 million (previous period Rs. 2,500.0 million) and perpetual debt amounting to Rs. 1,000.0 million (previous period Rs. 3,000.0 million). During the six months period ended September 30, 2019 the Bank also raised other long-term debt amounting to Rs. 124,024.2 million (previous period Rs. 168,487.9 million).

As of March 31, 2019 and September 30, 2019 other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 36,305.9 million and Rs. 15,946.5 million, respectively, and functional currency borrowings aggregating to Rs. 796,959.3 million and Rs. 722,179.9 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after income tax for the year ended March 31, 2019 and six months period ended September 30, 2019.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)
Adjustment to Other Comprehensive Income (loss)		(268.0)		—		(268.0)
Net unrealized gain/(loss) arising during the period		17,105.1		663.9		17,769.0
Amounts reclassified to income		(1,895.5)		—		(1,895.5)

Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8

Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8
Net unrealized gain/(loss) arising during the period		35,019.8		544.6		35,564.4
Amounts reclassified to income		(2,561.9)		—		(2,561.9)

Balance, September 30, 2019	Rs.	42,932.2	Rs.	1,879.1	Rs.	44,811.3

Balance, September 30, 2019	US$	607.8	US$	26.6	US$	634.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for six months period ended September 30, 2018 and September 30, 2019.

	As of September 30,
	2018		2019		2019
	(In millions)
Available for sale debt securities:
Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(3,214.1)	Rs.	(3,425.6)	US$	(48.5)
Other than temporary impairment losses on available for sale debt securities		1,074.0		2.0		—

Total before income tax	Rs.	(2,140.1)	Rs.	(3,423.6)	US$	(48.5)
Income tax		747.8		861.7		12.2

Net of income tax	Rs.	(1,392.3)	Rs.	(2,561.9)	US$	(36.3)

11. Non-interest revenue

Revenue Recognition

Deposit related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (LCs).

Third-party products related fees

Third-party products related fees consist of fees earned from distribution of third-party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business-related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines and merchant service charges.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the non-interest fees and commissions disaggregated by revenue source for the six month periods ended September 30, 2018 and September 30, 2019.

	Six months ended September 30,
	2018		2019		2019
			(In millions)
Deposit related fees	Rs.	12,098.4	Rs.	14,128.3	US$	200.0
Lending related fees		15,631.3		16,542.6		234.2
Third-party products related fees		9,411.0		12,228.9		173.1
Payments and cards business fees		21,093.1		26,040.0		368.6
Others		3,653.0		6,537.2		92.6

Fees and commissions	Rs.	61,886.8	Rs.	75,477.0	US$	1,068.5

The table below presents the non-interest revenue-fees and commissions disaggregated by segments for the six month periods ended September 30, 2018 and September 30, 2019.

	Six months ended September 30
	2018		2019		2019
			(In millions)
Retail Banking	Rs.	57,523.3	Rs.	68,579.0	US$	970.9
Wholesale Banking		4,248.4		6,811.0		96.4
Treasury Services		115.1		87.0		1.2

Fees and commissions	Rs.	61,886.8	Rs.	75,477.0	US$	1,068.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Stock-based compensation

For details of the Bank’s employee stock option scheme refer to the Bank’s Form 20-F filed with the Securities and Exchange Commission on July 31, 2019.

On August 3, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 578,000 options (Scheme XXXII) to the employees of the Bank.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six month period ended September 30,
	2018	2019
Dividend yield	0.63%-0.65%	0.68%
Expected volatility	14.53%-18.68%	15.30%-17.69%
Risk-free interest rate	7.98%-8.31%	6.19%-6.65%
Expected term (in years)	2.78-5.11	2.83-5.26

The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted six month period ended September 30,
	2018	2019
Options available to be granted, beginning of period	235,683,200	202,413,370
Equity shares allocated for grant under the plan	—	—
Options granted	(39,118,000)	(578,000)
Forfeited/lapsed	4,225,770	3,024,240

Options available to be granted, end of period	200,790,970	204,859,610

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Six month period ended September 30,
	2018			2019
	Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	150,887,600	Rs.	525.11	136,612,822	Rs.	682.99
Granted	39,118,000		1,029.98	578,000		1,107.18
Exercised	(35,283,762)		454.25	(24,150,674)		468.24
Forfeited	(4,119,770)		702.70	(2,993,240)		929.45
Lapsed	(106,000)		414.45	(31,000)		575.18

Options outstanding, end of period	150,496,068	Rs.	668.17	110,015,908	Rs.	725.68

Options exercisable, end of period	92,757,168	Rs.	505.86	76,729,308	Rs.	626.34
Weighted average fair value of options granted during the year		Rs.	262.42		Rs.	248.05

The following summarizes information about stock options outstanding as of September 30, 2019:

		As of September 30, 2019
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.340.00 to Rs.417.75 (or US$4.81 to US$ 5.91)	1,258,400	0.82	341.80
Plan D	Rs.340.00 (or US$ 4.81)	604,600	0.80	340.00
Plan E	Rs.340.00 (or US$ 4.81)	2,424,000	0.80	340.00
Plan F	Rs.417.75 to Rs.731.08 (or US$ 5.91 to US$ 10.35)	68,435,578	2.45	583.21
Plan G	Rs.1,003.03 to Rs. 1,107.18 (or US$ 14.20 to US$ 15.67)	37,293,330	3.13	1,031.40

The intrinsic value, of options exercised during the six months ended September 30, 2018 and September 30, 2019 at grant date was nil for both period ends, respectively, and at exercise date was Rs. 19,362.9 million and Rs. 18,335.5 million, respectively. The aggregate intrinsic value as of grant date and as at September 30, 2019 attributable to options which are outstanding as on September 30, 2019 was Rs. 0.5 million (previous period Rs. 0.6 million) and Rs. 55,202.5 million (previous period Rs. 51,448.9 million), respectively. The aggregate intrinsic value as at grant date and as at September 30, 2019 attributable to options exercisable as on September 30, 2019 was Rs. 0.4 million (previous year 0.2 million) and was Rs. 46,123.0 million (previous year Rs. 46,115.4 million), respectively. Total stock compensation cost recognized under these plans was Rs. 2,026.5 million and Rs. 2,916.0 million during the six months periods ended September 30, 2018 and September 30, 2019, respectively. There is no income tax benefit recognized associated with share-based compensation expense. As of September 30, 2019, there were 33,286,600 (previous period 57,738,900) unvested options with weighted average exercise price of Rs. 954.7 (previous period Rs. 928.9) and aggregate intrinsic value at grant date and as at September 30, 2019 was Rs. 0.2 million (previous year Rs. 0.3 million) and Rs. 9,079.6 million (previous year Rs. 5,333.5 million), respectively. As at September 30, 2019, the total estimated compensation cost to be recognized in future periods was Rs. 4,813.3 million (previous year Rs. 10,045.4 million). This is expected to be recognized over a weighted average period of 1.15 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2019 and September 30, 2018, together with the fair values on each reporting date.

	As of March 31, 2019
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
Interest rate derivatives	Rs.	3,159,867.1	Rs.	27,932.0	Rs.	27,102.8	Rs.	829.2
Forward rate agreements		—		—		—		—
Currency options		282,096.9		2,326.1		2,617.2		(291.1)
Currency swaps		197,044.2		5,841.0		4,070.7		1,770.3
Forward exchange contracts		5,561,859.5		96,425.0		94,658.3		1,766.7

Total	Rs.	9,200,867.7	Rs.	132,524.1	Rs.	128,449.0	Rs.	4,075.1

	As of September 30, 2019
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,044,998.1	Rs.	32,416.9	Rs.	33,669.1	Rs.	(1,252.2)	US$	43,105.9	US$	(17.7)
Forward rate agreements		—		—		—		—		—		—
Currency options		345,416.2		1,856.2		2,623.2		(767.0)		4,889.8		(10.9)
Currency swaps		180,897.8		7,411.8		4,454.9		2,956.9		2,560.8		41.9
Forward exchange contracts		6,307,064.4		51,804.0		49,473.6		2,330.4		89,284.6		33.0

Total	Rs.	9,878,376.5	Rs.	93,488.9	Rs.	90,220.8	Rs.	3,268.1	US$	139,841.1	US$	46.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six months period ended September 30,
	2018		2019		2019
Interest rate derivatives	Rs.	(55.3)	Rs.	(1,955.1)	US$	(27.7)
Currency options		492.8		527.4		7.5
Currency swaps		3,808.0		627.6		8.9
Forward exchange contracts		13,218.7		1,038.8		14.7

Total gains/(losses)	Rs.	17,464.2	Rs.	238.7	US$	3.4

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearing house. Collaterals received or pledged comprise of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2019
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	132,524.1	Rs.	—	Rs.	132,524.1	Rs.	104,025.7	Rs.	2,651.7	Rs.	25,846.7
Securities purchased under agreements to resell		76,213.5		—		76,213.5		—		76,213.5		—
Financial liabilities
Derivative liabilities	Rs.	128,449.0	Rs.	—	Rs.	128,449.0	Rs.	104,025.7	Rs.	3,098.1	Rs.	21,325.2
Securities sold under repurchase agreements		174,000.0		—		174,000.0		—		174,000.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of September 30, 2019
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet					Related amounts not offset
	Gross Amounts		Amounts offset	Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	93,488.9	Rs. —	Rs.	93,488.9	Rs.	70,080.2	Rs.	4,989.3	Rs.	18,419.4	US$	260.8
Securities purchased under agreements to resell		523.0	—		523.0		—		523.0		—		—
Financial liabilities
Derivative liabilities	Rs.	90,220.8	Rs. —	Rs.	90,220.8	Rs.	70,080.2	Rs.	6,226.1	Rs.	13,914.5	US$	197.0
Securities sold under repurchase agreements		41,850.0	—		41,850.0		—		41,850.0		—		—

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 26.1 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 3,544.4 million and Rs. 3,947.5 million as of March 31, 2019 and September 30, 2019, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 2,589.5 million and Rs. 2,570.7 million as of March 31, 2019 and September 30, 2019, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of,
	March 31, 2019		September 30, 2019		September 30, 2019
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	254,075.9	Rs.	266,942.1	US$	3,778.9
Performance guarantees		285,748.4		298,708.8		4,228.6
Documentary credits		475,617.8		434,010.0		6,144.0

Total	Rs.	1,015,442.1	Rs.	999,660.9	US$	14,151.5

Estimated fair values:
Guarantees	Rs.	(3,544.4)	Rs.	(3,947.5)	US$	(55.9)
Documentary credits		(501.7)		(452.5)		(6.4)

Total	Rs.	(4,046.1)	Rs.	(4,400.0)	US$	(62.3)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 99.5 billion and Rs. 111.3 billion as of March 31, 2019 and September 30, 2019, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 452.9 billion and Rs. 545.9 billion (US$ 7.7 billion) as of March 31, 2019 and September 30, 2019, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 3,150.9 billion and Rs. 3,233.0 billion (US$ 45.8 billion) as of March 31, 2019 and September 30, 2019, respectively.

14. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2019 and September 30, 2019. The estimated fair value amounts as of March 31, 2019 and September 30, 2019 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2019					September 30, 2019
		Estimated Fair Value					Estimated Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total	Carrying Value	Level 1	Level 2	Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.734,872.6	Rs.734,872.6	Rs. —	Rs. —	Rs.734,872.6	Rs.727,055.5	Rs.727,055.5	Rs.0.0	Rs.	0.0	Rs.	727,055.5	US$	10,292.4	US$	10,292.4
Investments held for trading	265,516.1	1,999.6	263,516.5	—	265,516.1	205,919.1	5,025.7	200,893.4		0.0		205,919.1		2,915.0		2,915.0
Investments available for sale debt securities	2,633,348.4	34,807.2	2,559,728.3	38,812.9	2,633,348.4	2,871,441.1	176,547.9	2,614,679.1		80,214.1		2,871,441.1		40,648.9		40,648.9
Securities purchased under agreements to resell	76,213.5	—	76,213.5	—	76,213.5	523.0	0.0	523.0		0.0		523.0		7.4		7.4
Loans	8,963,232.6	—	2,593,533.9	6,378,523.8	8,972,057.7	9,520,431.2	0.0	2,642,071.9		6,949,818.7		9,591,890.6		134,773.9		135,785.5
Accrued interest receivable	93,031.7	—	93,031.7	—	93,031.7	100,889.9	0.0	100,889.9		0.0		100,889.9		1,428.2		1,428.2
Other assets	344,873.6	2,390.1	340,767.5	—	343,157.6	312,646.3	2,133.0	308,645.2		0.0		310,778.2		4,425.9		4,399.5
Financial Liabilities :
Interest-bearing deposits	7,804,717.5	—	7,826,794.0	—	7,826,794.0	8,846,250.8	0.0	8,947,789.2		0.0		8,947,789.2		125,230.1		126,667.5
Non-interest-bearing deposits	1,420,309.4	—	1,420,309.4	—	1,420,309.4	1,361,915.0	0.0	1,361,915.0		0.0		1,361,915.0		19,279.7		19,279.7
Securities sold under repurchase agreements	174,000.0	—	174,000.0	—	174,000.0	41,850.0	0.0	41,850.0		0.0		41,850.0		592.4		592.4
Short-term borrowings	654,058.0	—	655,215.2	—	655,215.2	427,236.3	0.0	428,103.3		0.0		428,103.3		6,048.1		6,060.4
Accrued interest payable	79,372.5	—	79,372.5	—	79,372.5	84,393.7	0.0	84,393.7		0.0		84,393.7		1,194.7		1,194.7
Long-term debt	1,044,553.0	—	1,061,687.0	—	1,061,687.0	953,447.3	0.0	986,773.8		0.0		986,773.8		13,497.3		13,969.1
Accrued expenses and other liabilities	366,071.3	—	366,071.3	—	366,071.3	358,166.1	0.0	358,166.1		0.0		358,166.1		5,070.3		5,070.3

15. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. Wholesale banking segment includes unallocated tax balances and other items.

Summarized segment information for the years ended September 30, 2018 and September 30, 2019:

	Six month period ended September 30, 2018
	Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	161,165.2	Rs.	60,505.9	Rs.	16,030.5	Rs.	237,701.6
Net interest income/(expense) (Internal)		27,461.5		(16,828.6)		(10,632.9)		—
Net interest revenue		188,626.7		43,677.3		5,397.6		237,701.6
Less: Provision for credit losses		36,573.1		281.2		—		36,854.3

Net interest revenue, after allowance for credit losses		152,053.6		43,396.1		5,397.6		200,847.3
Non-interest revenue		66,583.0		8,122.5		(2,335.4)		72,370.1
Non-interest expense		(106,965.7)		(10,120.0)		(893.9)		(117,979.6)

Income before income tax	Rs.	111,670.9	Rs.	41,398.6	Rs.	2,168.3	Rs.	155,237.8

Income tax expense							Rs.	54,456.8

Segment assets:
Segment total assets	Rs.	6,843,165.1	Rs.	4,390,125.7	Rs.	1,123,959.8	Rs.	12,357,250.6

	Six month period ended September 30, 2019,
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	189,734.2	Rs.	74,438.1	Rs.	18,022.7	Rs.	282,195.0	US$	3,994.9
Net interest income/(expense) (Internal)		43,826.9		(30,696.6)		(13,130.3)		—		—
Net interest revenue		233,561.1		43,741.5		4,892.4		282,195.0		3,994.9
Less: Provision for credit losses		46,960.6		6,822.2		—		53,782.8		761.4

Net interest revenue, after allowance for credit losses		186,600.5		36,919.3		4,892.4		228,412.2		3,233.5
Non-interest revenue		75,954.9		10,541.7		4,071.2		90,567.8		1,282.2
Non-interest expense		(132,247.2)		(12,886.4)		(996.3)		(146,129.9)		(2,068.7)

Income before income tax	Rs.	130,308.2	Rs.	34,574.6	Rs.	7,967.3	Rs.	172,850.1	US$	2,447.0

Income tax expense							Rs.	55,739.7	US$	789.1

Segment assets:
Segment total assets	Rs.	7,920,249.5	Rs.	5,155,812.8	Rs.	886,863.4	Rs.	13,962,925.7	US$	197,663.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Commitments and contingencies

Commitments and contingent liabilities other than for off-balance sheet financial instruments (see note 13) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2019 and September 30, 2019 aggregated Rs. 5,503.6 million and Rs. 7,051.8 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2019 and September 30, 2019 aggregated to Rs. 8,936.3 million and Rs. 8,806.7 million, respectively. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. Operating Lease Right of Use (ROU) Assets and Lease Liabilities are as follows:

	Six months ended September 30,
	2019		2019
	(In millions)
ROU assets	Rs.	62,353.2	US$	882.7
Lease liabilities		66,685.8		944.0

The total lease expenses are as follows:

	Six months ended September 30,
	2018		2019		2019
	(In millions)
The total minimum lease expense during the period recognized in the consolidated statement of income	Rs.	6,088.5	Rs.	7,140.9	US$	101.1

The future minimum lease payments prior to adoption of ASU 2016-02- Leases as of March 31, 2019 were as follows:

Due in fiscal year ending March 31:	Payments
	(In millions)
2020	Rs.	10,538.6
2021		9,921.4
2022		9,100.7
2023		8,137.3
2024		7,104.2
Thereafter		41,090.6

Total lease payments	Rs.	85,892.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments subsequent to adoption of ASU 2016-02- Leases as of September 30, 2019 were as follows:

Due in fiscal year ending March 31:	Payments
	(In millions, except for weighted averages)
2020 (remaining period)	Rs.	6,139.1	US$	86.9
2021		11,077.5		156.8
2022		10,301.1		145.8
2023		9,378.6		132.8
2024		8,316.4		117.7
Thereafter		49,004.1		693.8

Total lease payments	Rs.	94,216.8	US$	1,333.8
Less: imputed interest		27,531.0		389.8

Total operating lease liabilities	Rs.	66,685.8	US$	944.0

Weighted average remaining lease term (in years)		10.0		10.0
Weighted average discount rate		6.7%		6.7%

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

The Bank adopted ASU 2016-02 “Leases (Topic842)” and subsequent related updates as of April 1, 2019. The Bank enters into lease agreements to obtain the ROU assets for its business operations, substantially all of which are premises. Lease liabilities and ROU assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications. Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease payments are discounted using a rate determined when the lease is recognized. Typically the Bank does not know the discount rate implicit in the lease, the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease. Operating lease liabilities are presented in accrued expenses and other liabilities and the related operating lease ROU assets in other assets. The amortization of operating lease ROU assets and the accretion of operating lease liabilities are reported together as fixed lease expense and are included in non-interest expense- premises and equipment. The fixed lease expense is recognized on a straight-line basis over the life of the lease. Our operating leases predominantly expire within the next 15 years. The Bank does not include renewal or termination options in the establishment of the lease term when the Bank is not reasonably certain that it will exercise them. As of September 30, 2019, the Bank had additional operating lease commitments of Rs.316.2 million, predominantly for premises, with leases which have not yet commenced. These leases will commence by October 2019 and have lease terms of 9 to 15 years

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Earnings per equity share

By an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a sub division (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three shares.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of nil were excluded from the calculation of diluted earnings per share for the six month periods ended September 30, 2018 and September 30, 2019, respectively, as these were anti-dilutive.

	As of September 30,
	2018	2019
Weighted average number of equity shares used in computing basic earnings per equity share	5,281,440,976	5,460,872,045
Effect of potential equity shares for stock options outstanding	58,762,542	41,864,978

Weighted average number of equity shares used in computing diluted earnings per equity share	5,340,203,518	5,502,737,023

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six months ended September 30,
	2018		2019		2019
Basic earnings per share	Rs.	19.05	Rs.	21.42	US$	0.30
Effect of potential equity shares for stock options outstanding		0.21		0.16		0.01

Diluted earnings per share	Rs.	18.84	Rs.	21.26	US$	0.29

Basic earnings per ADS	Rs.	57.15	Rs.	64.26	US$	0.90
Effect of potential equity shares for stock options outstanding		0.63		0.48		0.03

Diluted earnings per ADS	Rs.	56.52	Rs.	63.78	US$	0.87

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use, as inputs, such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for sale debt securities: Available for sale debt securities are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2019 and September 30, 2019.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	265,516.1	Rs.	1,999.6	Rs.	263,516.5	Rs.	—
Securities Available-for-Sale		2,633,348.4		34,807.2		2,559,728.3		38,812.9
Equity securities #		11,024.0		2,390.1		8,633.9		—

Total	Rs.	2,909,888.5	Rs.	39,196.9	Rs.	2,831,878.7	Rs.	38,812.9

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	205,919.1	Rs.	5,025.7	Rs.	200,893.4	Rs.	—
Securities Available-for-Sale		2,871,441.1		176,547.9		2,614,679.1		80,214.1
Equity securities #		10,764.9		2,133.0		8,631.9		—

Total	Rs.	3,088,125.1	Rs.	183,706.6	Rs.	2,824,204.4	Rs.	80,214.1

Total	US$	43,716.3	US$	2,600.6	US$	39,980.2	US$	1,135.5

#	Equity securities classified within other assets.

Available-for-Sale securities aggregating to nil and classified as Level 1 as of March 31, 2019 were transferred to Level 2 during six months period ended September 30, 2019. Also, Available-for-Sale securities aggregating to nil and classified as level 2 as of March 31, 2019 were transferred to level 1 during six months period ended September 30, 2019. The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2019 and September 30, 2019:

Particulars	As of March 31, 2019
	(in millions)
Beginning balance at April 1, 2018	Rs.	18,534.6
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		355.9
Purchases/additions		42,885.7
Sales		—
Issuances		—
Settlements		(22,963.3)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2019	Rs.	38,812.9

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of September 30, 2019
	(In millions)
Beginning balance at April 1, 2019	Rs.	38,812.9
Total gains or losses (realized/unrealized)
-Included in net income
-Included in other comprehensive income		1,035.4
Purchases/additions		52,980.7
Sales		—
Issuances		—
Settlements		(12,614.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2019	Rs.	80,214.1

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	132,524.1	Rs.	—	Rs.	132,524.1	Rs.	—
Derivative liabilities	Rs.	128,449.0	Rs.	—	Rs.	128,449.0	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	93,488.9	Rs.	—	Rs.	93,488.9	Rs.	—
Derivative liabilities	Rs.	90,220.8	Rs.	—	Rs.	90,220.8	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Subsequent events

Risk and uncertainties (COVID-19) - The SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India, contributing to a sharp decline in global and Indian financial markets and a significant decrease in global and local economic activity. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. Numerous governments and companies, including the Bank, have introduced a variety of measures to contain the spread of the virus. On March 24, 2020, the Indian government announced a strict 21-day lockdown across the country to contain the spread of the virus.

The extent to which the COVID-19 pandemic will impact the Bank’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by the Bank.

The Bank has evaluated subsequent events from the balance sheet date through March 26, 2020 and determined that there are no other items to disclose.